

March 2011

Sen Yu International Holdings, Inc.
(OTCBB/QB: CSWG)

Safe Harbor Statement



This presentation contains forward-looking statements. In some cases, you can identify forward looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition expressed or implied in any forward-looking statements. Such factors include, but are not limited to the company's ability to complete product orders, ability to expand and grow its distribution channels, political and economic factors in the People's Republic of China, and other factors detailed in the Company's filings with the Securities and Exchange Commission. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties. Forward-looking statements made during this presentation speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this presentation.

The Company makes no expressed or implied representation or warranty as to whether it can attain the accuracy of any other forward looking statements set forth in this presentation or as to the accuracy or completeness of the assumptions from which the forward looking statements are derived. The Company does not have any obligation to update or revise any forward looking statement to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

This presentation does not constitute or form part of an offer to sell or issue or invitation to purchase or subscribe for any shares of the Company in any jurisdiction, and no part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment. Specifically, this presentation does not constitute a "prospectus" within the meaning of the U.S. Securities Act of 1933, as amended. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Company Overview



❖ Sen Yu International Holdings, Inc. engages in the research, development and sale of breeding swine and commercial hogs in the People's Republic of China (PRC)

❖ Sen Yu has grown into one of the largest providers of breeding swine in Heilongjiang Province, operating two farms with an aggregate annual capacity of 11,000 breeding swine

❖ Sen Yu has established key partnerships with qualified farmers, who purchase breeding swine from Sen Yu and serve as multipliers and contract finishers for Sen Yu and then sell back mature commercial hogs to Sen Yu to be sold to Beijing processors, under a profit sharing arrangement

❖ For its fiscal year ended June 30, 2010, Sen Yu generated $70.4 million in revenue and $6.3 million in net income





Equity Snapshot



Listed on OTC Bulletin Board

Symbol	**CSWG.QB**
Fiscal Year End	**June 30**
State of Incorporation	**Delaware**
Current Price (3/1/11)	**$3.00**
52-Week High/Low	**$8.10 / $1.10**
Average Volume (90-day)	**111**
Market Cap	**$62.7 million**
Shares Outstanding	**20.9 million**

*Information per Yahoo! Finance, Edgar and Thomson. Data as of 3/1/11

Company Structure


Sen Yu International Holdings, Inc. (CSWG)
(Delaware US Public Company)
100%
Advanced Swine Genetics Co., Ltd
(Nevada Company)
Polar Genetics Co., Ltd.
(Canadian Company)
40%
100%
Offshore
Sino-Canadian Sen Yu Polar Swine Genetics Co. Ltd.
(Sino-Canadian Joint Venture*)
60%
Heilongjiang Senyu Animal Husbandry Co., Ltd.
(PRC Operating Company - WOFE)

* This joint venture focuses on supplying superior quality Canadian breeding swine and conducting advanced genetics research and artificial insemination to improve the quality and fertility of breeding swine.

Investment Highlights



Scalable and Pass-through Business Model
- A partnership-based model allows Sen Yu to utilize partner expertise and to mitigate the risks associated with swine distribution, production and procurement
- Incentives offered to farmers such as fodder financing, technical training and profit sharing plans allow the Company to rapidly increase the network of farmers producing commercial hogs for resale by Sen Yu

Superior Product Quality and Disease Control
- Canadian purebred breeding swine have a higher survival, fertility and growth rate, as well as an improved disease resistance when compared to traditional Chinese breeding swine
- The implementation of comprehensive quality and disease control starts at the genetics level and extends throughout the production cycle
- Exclusivity with farmers and fodder suppliers ensures quality consistency

Strong R&D Capability
- Sen Yu was designated by the Livestock Bureau of Heilongjiang Province as the Breeding Swine Research Center for Heilongjiang Province
- Through the guidance of the Canadian Center for Swine Improvement, the Sino-Canadian JV utilizes advanced technology for swine breeding and selection

Favorable Market Outlook and Government Policy
- Pork accounts for 65% of total meat consumption in China. Per-capita consumption has more than quadrupled since 1981 and is among the highest in the world
- Large and highly fragmented market, 75% of the 650 million pigs produced per year in China come from "backyard" farms that sell less than 50 heads
- Consumption will continue to grow driven by rising per-capita disposable income
- Government subsidies, income tax exemption and other favorable policies encourage domestic hog production

Robust Financial Performance
- From 2007 to 2010, revenue has been growing at a CAGR of 42%
- $3.2 million in short term loans as of FY10
- $0 long term debt as of FY10

Unique Business Model



```
┌─────────────────────────────────────────────────────────┐
│                        2 Farms                          │
│   Farm I. Dutch Production Sow – Capacity: 500 heads    │
│ * Farm II. Canadian Production Sow – Capacity: 700 heads│
└─────────────────────────────────────────────────────────┘
```

27,000 Birthed Pigs
Annual Production Capacity

60%   40%

Non-Sen Yu Network Farmers

16,000 "Other" (not qualified for breeder selection)
i. Commercial hogs sold from Sen Yu
ii. Disabled hogs sold from Sen Yu
iii. Piglets sold from Sen Yu

11,000 Breeding Swine Production

* * Golden Lotus

Sen Yu Network Farmers act as multipliers and finishers for Sen Yu
(420 Farmers)

Repurchase of Mature Commercial Hogs by Sen Yu

Sold to Beijing Processors 384,780 in FY2010

*** Wang Da

---

* 	Farm II is owned by the Sino-Canadian Joint Venture – Sen Yu (60%) and Polar Genetics Co., Ltd. (40%)
* * 	Golden Lotus: Golden Lotus acts as intermediary who identifies various small to medium scale commercial hog farmers in order to distribute breeding swine and provide after-sale training to the farmers to breed healthy offspring
* * * 	Wang Da: Wang Da oversees the practices of Sen Yu network farmers, provides feed and fodder to those farmers under a supplier agreement, offers advice and counsel to farmers through the maturation process and collects mature hogs at the end of the growth cycle for delivery to Sen Yu's distribution site

- ❖ Unique partnership-based model allows Sen Yu to effectively capture profits without the need for heavy investments in hard assets such as farm facilities and abattoirs
- ❖ Business model mitigates the Company's exposure to distribution, production and procurement risks associated with the pork supply chain
- ❖ Incentive based partnerships allow for a rapidly scalable model with minimal capital expenditure requirements

Strong Partnerships



Golden Lotus (Distributor)

❖ Exclusive distributor of Sen Yu breeding swine in Heilongjiang province (40 million people)

❖ Golden Lotus purchases breeding swine from Sen Yu and sells it to both a qualified network of over 400 farmers for whom Sen Yu provides feed financing and to a series of non-network farmers

❖ An exclusive agreement stipulates that Golden Lotus must sell a minimum number of breeding swine per quarter for Sen Yu, providing visibility and ensuring distribution of Sen Yu product

Wang Da (Fodder supplier)

❖ Oversees the practices of Sen Yu network farmers, provides feed, husbandry counsel and support to farmers as well as collects mature hogs and delivers to Sen Yu distribution centers

❖ Sen Yu prepays Wang Da who in turn makes bulk purchases of quality fodder at a discounted rate

❖ This fodder, prepaid by Sen Yu, is supplied to the network farmers, allowing them to increase their purchasing power and raise more hogs

❖ Wang Da is also responsible for collecting and purchasing mature commercial hogs that meet Sen Yu's quality standards

❖ If Wang Da fails to satisfy its obligation, Sen Yu has the right to take direct delivery of mature commercial hogs and take ownership of Wang Da's assets to meet the shortfall

Leading Products



❖ **Breeding Swine**

➢ Currently have 800 grandparent generation breeding swine

➢ The Canadian purebred breeding swine used by Sen Yu have higher survival, pregnancy, birth and growth rates than traditional Chinese breeding swine

➢ Strong delivery, nursing and survival rates of the Canadian breeding swine allow Sen Yu to be a preferred supplier to farmers

➢ Our Sino-Canadian JV has improved breeding technology through genetics management

➢ 1 breeder can produce roughly 20 commercial pigs/year for 5 years

➢ 2 breeding farms with combined capacity of up to 11,000 breeding swine/year

❖ **Commercial Pigs**

➢ Our partnership with Wang Da and their involvement with the network farmers - technical training, quality control and disease prevention - allow us to ensure hog quality and the prevention of cross-breeding

➢ Average mature hog weighs 190 – 240 pounds

➢ Approximately 384,780 hogs sold in FY2010





R&D Capability through JV with Polar Genetics



- ❖ In 2006, Sen Yu formed a JV with Polar Genetics with the objective of using technology to introduce a superior breed of swine into China:

  - ➢ In consideration for 40% of the JV, Polar Genetics provided 628 elite Canadian purebred swine

  - ➢ Advanced swine artificial insemination technology and facilities

  - ➢ Technology team from Canada visit the Company to provide training to Sen Yu team

- ❖ The breeding program was supported by swine experts from Polar Genetics, using advanced breeding technology under the guidance of the Canadian Center for Swine Improvement (CCSI)

- ❖ The Canadian hogs bred through this JV facility have the following advantages:

  - ➢ Less fodder/pig

  - ➢ Faster growth rate

  - ➢ Higher birth and survival rates

  - ➢ Higher lean meat ratio







Illustration of Profit Split with Farmer



Price and weight below is used to illustrate the profit to Sen Yu on a single hog raised in network.

Sen Yu profit from network of farmers	
Weight of hog at time of sale in Beijing (kg)	88.3
Beijing market price USD/kg(1)	$2.0
Sale price at Beijing market(2)	$174.6
Costs	
Fodder (1 commercial hog)(3)	$95.3
Fodder (breeding swine)(3)	19.2
Profit share to farmer in Sen Yu network	20.6
Total costs	135.1
Gross profit	**$39.5**
Gross margin	22.6%

Calculation of profit share to farmer in Sen Yu network	
Weight of hog at time of sale in Heilongjiang (kg)	92.5
Heilongjiang market price USD/kg(1)	$1.7
Buy-back price at Heilongjiang market(2)	$166.0
Costs	
Fodder (1 commercial hog)(3)	$95.3
Fodder (breeding swine)(3)	19.2
Total costs	114.5
Total profit	**$51.5**
Profit share to farmer in Sen Yu network (40%)	**$20.6**



(1) USD/RMB=6.77
(2) US Beijing and Heilongjiang market prices are based on the average price in July – September 2010 and are subject to fluctuations. Buy-back price has considered the 4.2 kg weight loss incurred in the transportation from network farmers to Sen Yu
(3) Fodder price: 2.24RMB/per kilo. Approximately 288kg fodder required for 1 commercial hot and 1138kg fodder required for 1 breeding swine, which is allocated to 20 commercial hogs

Typical Commercial Pig Production Cycle



Breeding swine produce approximately 2 litters per year (10 commercial pigs/litter)

Growth Cycle for Commercial Hogs	
Days	**Action**
114	Impregnation, gestation and birth of first litter of piglets
28	Weaning period
	Productive sows can be pregnant again 2 weeks after the weaning period
50	Nursing period
77	Maturing period

Customers



❖ In FY2010, 97% of total revenue was generated from 2 customers - both have an annual production capacity of more than 2 million hogs and will be able to absorb Sen Yu's increased production over the years

❖ Existing sales contracts with major customers mitigate market risk (demand, pricing, etc.) and provide predictable cash flow

❖ **Beijing 5th Meat Factory (Beijing)**

  ➤ 2-year cooperation agreement; current contract term: 8/29/2010 – 8/29/2011

  ➤ 233,558 commercial pigs purchased from Sen Yu in FY2010 (approximately

     8% of this customer's processing capacity)

  ➤ Processing capacity of 3 million hogs per year

❖ **Dahongmen (Beijing)**

  ➤ 2-year cooperation agreement; current contract term: 9/29/2010 – 9/29-2011

  ➤ 151,222 commercial pigs purchased from Sen Yu in FY2010 (approximately

     8% of this customer's processing capacity)

  ➤ Processing capacity of 2 million hogs per year



Experienced Management Team



Zhenyu Shang
Chairman, CEO

- ❖ Chairman and CEO of Sen Yu and Heilongjiang Sen Yu and Chairman of Sino- Canadian Sen Yu- Polar Swine Genetics
- ❖ Founded Heilongjiang Sen Yu in 2004, which has been granted various awards including the Organic Production Base and Products Awards, Heilongjiang Leading Agricultural Enterprise Award, and Safe Product Award
- ❖ Former Chairman of Heilongjiang Senyu Real Estate (2000-2004) and Heilongjiang Senyu Construction and Machinery (1995-2000)
- ❖ Bachelor's degree from Heilongjiang Administrative Institute of Politics and Law

Paul Li
CFO

- ❖ Over 34 years of accounting and finance experience. Served as CFO for Jinpan International Ltd. (NasdaqGS: JST) and various insurance companies
- ❖ Internal audit and compliance officer for Countrywide / Bank of America; audit manager for Prudential, St. Paul and Kelmar, a U.S. government consulting firm
- ❖ Assistant professor at College of Insurance in New York; guest lecturer at University of Nanjing
- ❖ MBA in risk management; Certified Public Accountant; licensed in NJ & CA

Growth Strategy



- Increase output through expansion of the farmer network

- Develop one million commercial hogs in FY2013

- Implement comprehensive downstream vertical integration by acquiring abattoirs

Strong Pork Demand –
Investing in the Burgeoning Middle Class



❖ China leads in both pork production and consumption globally

➢ Expected to produce 50 million metric tons of pork in 2010, accounting for half of the world's production

➢ China consumes about 50% of the world's pork products. The average Chinese consumes about one-half a hog per year versus the one-third consumed by the average American

➢ Consumption has more than doubled since 1990, and is expected to grow 36% in the next five years by 2015

❖ Pork is the most popular meat in China

➢ Accounts for 65% of total domestic meat consumption, while poultry accounts for 19% and lamb and beef combined account for 15%

➢ Relatively low price compared to beef and lamb

➢ Strong taste preference towards pork





Sen Yu believes an increase in per-capita disposable income and a strong taste preference towards pork will continue to drive growth

Favorable Government Policy



❖ In an effort to maintain the long term stability of the hog industry, the PRC government is working to increase disease prevention and production quality by encouraging a transition to larger commercial farms by providing:

➢ Subsidies to invest in larger farms

➢ Tax exemption to hog farming businesses

➢ Insurance and vaccines

➢ Zero interest loans

➢ Price controls and caps on feed costs

❖ These government incentives provide competitive advantages and opportunities to well-performing companies by:

➢ Elevating barriers to entry for potential new competitors

➢ Helping to eliminate inefficient/smaller companies in the industry

❖ Heilongjiang is a leading agricultural province and the Livestock Bureau of Heilongjiang Province has designated Sen Yu as the Breeding Swine Research Center for Heilongjiang Province

❖ As one of the leading swine breeding and production enterprises in Heilongjiang Province, Sen Yu should benefit greatly from the continued support of the government

Financial Overview



(In Million USD)	Fiscal Year Ending June 30			2nd Quarter Ending		
Financials	**2008** [1]	**2009**	**2010**	**Dec. 31, 2008**	**Dec. 31, 2009**	**Dec. 31, 2010**
Total Revenue	$30.4	$50.4	$70.4	$14.9	$23.0	$29.1
Gross Profit	6.9	8.8	14.0	2.4	5.3	7.0
Operating Income [2]	6.0	5.5	8.2	1.8	4.2	5.7
Net Income after Minority Interest [2]	6.1	4.5	8.0	1.7	4.2	5.6
Margins and Growth Rate						
Gross Margin	22.7%	17.5%	19.9%	16.2%	23.2%	24.2%
Operating Margin	19.7%	10.9%	11.6%	11.9%	18.3%	19.6%
Net Income Margin	20.1%	8.9%	11.4%	11.4%	18.3%	19.2%
Revenue Growth	NA	65.8%	39.7%	NA	54.5%	26.5%
Net Income Growth	NA	-26.2%	77.8%	NA	148.8%	34.2%
Selected Balance Sheet Items (as of December 2010)						
Cash & ST Investment						$15.0
Total Assets						51.0
Total Liabilities						9.9
Total Long Term Debt						0.0
Total Shareholder Equity						40.8

(1) Sen Yu acquired Advanced Swine Genetics, Inc. in August 2009 in a transaction classified as a reverse merger for accounting purposes. For this reason, the consolidated financial statements included in the 2009 10K report with respect to the year ended June 30, 2008 include the results of operations and cash flows of Sen Yu for the period from February 28, 2008 to June 30, 2008 only. The 2008 financial information in this presentation is prepared internally to include the full twelve month period that ended on June 30, 2008.

(2) During the fiscal year ended June 30, 2010, the Company incurred a non cash one time charge of $4.0 million. Without the adjustment to the one time non cash charge, the Company's Operating Income and Net Income would be $4.2 million and $4.1 million respectively, as reported in the 10K for the period ended June 30, 2010.

Contact Information



Company:
Sen Yu International Holdings, Inc.
Paul Li – CFO
Tel (U.S.): +1 212-997-8585
Tel (China): + 86-136-2135-2510
E-mail: paul.li@hljsenyu.com

Securities Counsel
Ellenoff, Grossman & Schole LLP
Barry Grossman
150 East 42nd Street
New York, NY 10017
Tel: +1 212-370-1300

Auditor
MS Group CPA, LLC
6 Center Street
Edison, NJ 08817
Tel: +1 732-885-1555



Investor Relations:

Hampton Growth, LLC
520 Broadway, Suite 350 #111
Santa Monica, CA 90401

United States:
Andrew Haag – Managing Member
Tel: +1 310-770-9661
E-mail: andrew@hamptongrowth.com

Asia Pacific:
Robert Haag – Managing Director - Asia
Tel: +1 310-310-4842 (US Mobile)
Tel: +86-152-2174-3282 (China Mobile)
E-mail: robert@hamptongrowth.com